GREENPOWER MOTOR COMPANY INC.

CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

For the Three and Nine Months Ended December 31, 2024 and 2023

(Expressed in US dollars)

(Unaudited)

GREENPOWER MOTOR COMPANY INC. Consolidated Condensed Interim Financial Statements (Expressed in US Dollars) (Unaudited)

December 31, 2024

Unaudited Consolidated Condensed Interim Statements of Financial Position	3

Unaudited Consolidated Condensed Interim Statements of Operations and Comprehensive Loss	4

Unaudited Consolidated Condensed Interim Statements of Changes in Equity	5

Unaudited Consolidated Condensed Interim Statements of Cash Flows	6

Notes to the Unaudited Consolidated Condensed Interim Financial Statements	7 - 23

GREENPOWER MOTOR COMPANY INC. Consolidated Condensed Interim Statements of Financial Position As at December 31, 2024 and March 31, 2024 (Expressed in US Dollars) (Unaudited)

	December 31, 2024	March 31, 2024
Assets
Current
Cash (Note 3)	$621,086	$1,150,891
Accounts receivable, net of allowances (Note 4)	1,790,569	2,831,942
Current portion of finance lease receivables (Note 5)	45,893	111,529
Inventory (Note 6)	28,167,070	32,010,631
Prepaids and deposits	1,011,361	748,362
	31,635,979	36,853,355
Non-current
Finance lease receivables (Note 5)	102,677	1,046,855
Right of use assets (Note 7)	3,385,382	4,124,563
Property and equipment (Note 8)	1,813,242	2,763,525
Restricted deposit (Note 9)	429,752	414,985
Other assets	1	1
	$37,367,033	$45,203,284

Liabilities
Current
Line of credit (Note 10)	$5,846,451	$7,463,206
Term loan facility (Note 11)	3,818,425	2,267,897
Accounts payable and accrued liabilities (Note 16)	3,022,136	2,977,251
Current portion of deferred revenue (Note 14)	3,984,687	7,066,145
Current portion of lease liabilities (Note 7)	258,899	630,207
Current portion of loans payable to related parties (Note 16)	1,095,420	-
Current portion of warranty liability (Note 18)	774,378	750,806
Current portion of contingent liability (Note 19)	-	136,078
	18,800,396	21,291,590
Non-current
Deferred revenue (Note 14)	6,858,820	2,876,240
Lease liabilities (Note 7)	3,727,384	4,006,004
Contingent liability (Note 19)	1,391,746	1,255,668
Loans payable to related parties (Note 16)	2,668,708	2,432,180
Other liabilities	19,274	25,699
Warranty liability (Note 18)	1,762,544	1,749,084
	35,228,872	33,636,465

Equity
Share capital (Note 12)	80,538,262	76,393,993
Reserves	15,183,503	14,305,642
Accumulated other comprehensive loss	13,763	(111,896)
Accumulated deficit	(93,597,367)	(79,020,920)
	2,138,161	11,566,819
	$37,367,033	$45,203,284

Nature and Continuance of Operations and Going Concern - Note 1

Approved on behalf of the Board on February 14, 2025

/s/ Fraser Atkinson	/s/ Mark Achtemichuk
Director	Director

(The accompanying notes are an integral part of these consolidated condensed interim financial statements)

GREENPOWER MOTOR COMPANY INC.

Consolidated Condensed Interim Statements of Operations and Comprehensive Loss
For the Three and Nine Months Ended December 31, 2024 and 2023
(Expressed in US Dollars)
(Unaudited)

	For the three months ended		For the nine months ended
	December 31,	December 31,	December 31,	December 31,
	2024	2023	2024	2023

Revenue (Note 17)	$7,218,897	$8,157,931	$15,563,145	$34,178,949
Cost of Sales (Note 6)	6,164,860	6,802,965	13,827,609	28,803,838
Gross Profit	1,054,037	1,354,966	1,735,536	5,375,111

Sales, general and administrative costs
Salaries and administration (Note 16)	2,920,418	2,323,305	7,257,738	6,404,331
Depreciation (Notes 7 and 8)	399,440	466,763	1,285,176	1,354,233
Product development costs	380,293	442,387	1,009,402	1,577,486
Office expense	264,012	457,684	921,706	1,178,011
Insurance	397,936	435,017	1,247,446	1,254,203
Professional fees	253,269	389,986	922,044	1,283,204
Sales and marketing	129,721	163,806	919,983	455,746
Share-based payments (Notes 13 and 16)	135,677	259,188	833,575	1,377,885
Transportation costs	57,802	51,651	154,419	174,824
Travel, accomodation, meals and entertainment	55,680	143,663	272,799	414,598
Allowance for credit losses (Note 4)	240,396	121,097	122,018	314,110
Impairment of finance lease receivable (Note 5)	-	423,267	-	423,267
Total sales, general and administrative costs	5,234,644	5,677,814	14,946,306	16,211,898

Loss from operations before interest, accretion and foreign exchange	(4,180,607)	(4,322,848)	(13,210,770)	(10,836,787)

Interest and accretion	(562,360)	(342,590)	(1,657,585)	(886,576)
Foreign exchange gain	3,945	23,718	38,821	12,144

Loss for the period	(4,739,022)	(4,641,720)	(14,829,534)	(11,711,219)

Other comprehensive income
Cumulative translation reserve	71,015	30,711	125,659	45,429

Total comprehensive loss for the period	$(4,668,007)	$(4,611,009)	$(14,703,875)	$(11,665,790)

Loss per common share, basic and diluted	$(0.17)	$(0.19)	$(0.55)	$(0.47)
Weighted average number of common shares outstanding, basic and diluted	28,512,901	24,962,086	26,954,798	24,937,992

(The accompanying notes are an integral part of these consolidated condensed interim financial statements)

GREENPOWER MOTOR COMPANY INC.
Consolidated Condensed Interim Statements of Changes in Equity
For the Nine Months ended December 31, 2024 and 2023

(Expressed in US Dollars)	Share Capital
(Unaudited)	Number of			Accumulated other	Accumulated
	Common shares	Amount	Reserves	comprehensive loss	Deficit	Total

Balance, March 31, 2023	24,716,628	$75,528,238	$13,066,183	$(141,443)	$(60,790,972)	$27,662,006

Shares issued for cash	188,819	520,892	-	-	-	520,892

Share issuance costs	-	(14,904)	-	-	-	(14,904)

Shares issued for exercise of options	71,429	297,937	(125,355)	-	-	172,582

Fair value of stock options forfeited	-	-	(48,040)	-	48,040	-

Share based payments	-	-	1,377,885	-	-	1,377,885

Cumulative translation reserve	-	-	-	45,429	-	45,429

Net loss for the period	-	-	-	-	(11,711,219)	(11,711,219)

Balance, December 31, 2023	24,976,876	$76,332,163	$14,270,673	$(96,014)	$(72,454,151)	$18,052,671

Balance, March 31, 2024	24,991,162	$76,393,993	$14,305,642	$(111,896)	$(79,020,920)	$11,566,819

Shares issued	4,500,000	4,967,645				4,967,645

Share issuance costs	-	(823,376)				(823,376)

Warrants issued			358,205			358,205

Warrant issuance costs			(60,832)			(60,832)

Fair value of stock options forfeited			(253,087)		253,087	-

Share based payments			833,575			833,575

Cumulative translation reserve				125,659		125,659

Net loss for the period	-	-	-	-	(14,829,534)	(14,829,534)

Balance, December 31, 2024	29,491,162	$80,538,262	$15,183,503	$13,763	$(93,597,367)	$2,138,161

(The accompanying notes are an integral part of these consolidated condensed interim financial statements)

GREENPOWER MOTOR COMPANY INC.
Consolidated Condensed Interim Statements of Cash Flows
For the Nine Months Ended December 31, 2024 and 2023
(Unaudited)

	December 31,	December 31,
	2024	2023

Cash flows from (used in) operating activities
Loss for the period	(14,829,534)	(11,711,219)
Items not affecting cash
Allowance (recovery) for credit losses	122,018	314,110
Depreciation	1,285,176	1,354,233
Share-based payments	833,575	1,377,885
Accretion and accrued interest	423,509	263,422
Foreign exchange loss	(38,821)	12,144
Impairment of finance lease receivable	-	423,627
Cash flow used in operating activities before changes in non-cash items	(12,204,077)	(7,965,798)

Changes in non-cash items:
Accounts receivable	919,355	6,614,903
Inventory	5,015,725	9,389,526
Prepaids and deposits	(262,999)	(696,813)
Finance lease receivables	38,588	74,926
Accounts payable and accrued liabilities	14,798	(4,979,676)
Deferred revenue	751,214	728,682
Warranty liability	127,032	627,638
	(5,600,364)	3,793,388

Cash flows from (used in) investing activities
Purchase of property and equipment	(80,133)	(291,249)
Restricted deposit	-	(400,000)
	(80,133)	(691,249)

Cash flows from (used in) financing activities
Loans from / (repayments to) related parties	1,080,165	(449,400)
Proceeds from (repayment of) line of credit	(1,616,755)	1,074,359
Proceeds from term loan facility	1,550,528	-
Payments on lease liabilities	(482,927)	(789,796)
Promissory note receivable	-	30,111
Repayment of other liabilities	(6,425)	(6,424)
Proceeds from issuance of common shares and warrants	5,325,850	520,892
Equity offering costs	(884,208)	(14,904)
Proceeds from exercise of stock options	-	172,582
Term loan	-	(968)
	4,966,228	536,452

Foreign exchange on cash	184,464	(277,584)

Net (decrease) increase in cash	(529,805)	3,361,007
Cash, beginning of period	1,150,891	600,402
Cash, end of period	$621,086	$3,961,409

(The accompanying notes are an integral part of these consolidated condensed interim financial statements)

GREENPOWER MOTOR COMPANY INC.
Notes to the Unaudited Consolidated Condensed Interim Financial Statements
for the Three and Nine Months Ended December 31, 2024 and 2023
(Expressed in US Dollars)
(Unaudited – Prepared by Management)

1. Nature and Continuance of Operations and Going Concern

GreenPower Motor Company Inc. ("GreenPower" or the "Company") was incorporated in the Province of British Columbia on September 18, 2007. The Company is a manufacturer and distributor of purpose-built, all-electric, zero-emission medium and heavy-duty vehicles serving the cargo and delivery market, shuttle and transit space and school bus sector.

The corporate office is located at Suite 240 - 209 Carrall St., Vancouver, Canada.

These consolidated condensed interim financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting as issued by the IASB. They do not include all disclosures that would otherwise be required in a complete set of financial statements and should be read in conjunction with our audited financial statements for the year ended March 31, 2024.

The Company's continuing operations are dependent upon its ability to raise capital and generate cash flows. As at December 31, 2024, the Company had a cash balance of $621,086, working capital, defined as current assets less current liabilities, of $12,835,583 accumulated deficit of ($93,597,367) and shareholder's equity of $2,138,161. These consolidated condensed interim financial statements do not include any adjustments related to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue in existence. The continuation of the Company as a going concern is dependent on future cash flows from operations including the successful sale and manufacture of electric vehicles to achieve a profitable level of operations and obtaining necessary financing to fund ongoing operations. The Company's ability to achieve its business objectives is subject to material uncertainty which casts substantial doubt upon the Company's ability to continue as a going concern. Management plans to address this material uncertainty by selling vehicles in inventory, collecting accounts receivable, utilizing the Company's operating line of credit and revolving term loan facility and by seeking potential new sources of financing.

These consolidated condensed interim financial statements were approved by the Company's Audit Committee, as delegated by the Board of Directors, on February 14, 2025.

2. Material Accounting Policies

Basis of presentation

GreenPower has applied the same accounting policies and methods of computation in its Consolidated Condensed Interim Financial Statements as in the annual audited financial statements for the year ended March 31, 2024, except for the following which either did not apply to the prior year or are amendments which apply for the current fiscal year.

GREENPOWER MOTOR COMPANY INC.
Notes to the Unaudited Consolidated Condensed Interim Financial Statements
for the Three and Nine Months Ended December 31, 2024 and 2023
(Expressed in US Dollars)
(Unaudited – Prepared by Management)

2. Material Accounting Policies (Continued)

Adoption of accounting standards

Certain new accounting standards have been published by the IASB that are effective for annual reporting periods beginning on or after January 1, 2024, as follows:

   IAS 1 - Presentation of Financial Statements
   IAS 7 - Statement of Cash Flows
   IFRS 7 - Financial Instruments
   IFRS 16 - Leases (liability in a sale leaseback)

Amendments to these standards did not cause a change to the Company's financial statements.

Future accounting pronouncements

Certain new accounting standards and interpretations have been published by the IASB that are mandatory for the annual period beginning April 1, 2025. The Company has reviewed new and revised accounting pronouncements that have been issued but are not yet effective. The Company has not early adopted any of these standards and is currently evaluating the impact, if any, that these standards might have on its consolidated condensed interim financial statements.

3. Cash

As at December 31, 2024 the Company has a cash balance of $621,086 (March 31, 2024 - $1,150,891) which is on deposit at major financial institutions in North America. The Company has no cash equivalents as at December 31, 2024 or at March 31, 2024.

4. Accounts Receivable

As at December 31, 2024, the Company had accounts receivable of $1,790,569, net of allowance against accounts receivable of $1,027,861. During the 9 months ended December 31, 2024, $378,454 that was previously included in allowance for credit losses was written off due to the bankruptcy of a customer.

The Company has evaluated the carrying value of accounts receivable as at December 31, 2024 in accordance with IFRS 9 and has determined that an allowance against accounts receivable of $1,027,861 (March 31, 2024 - $1,319,873) is warranted.

5. Finance Lease Receivable

Greenpower's wholly owned subsidiaries San Joaquin Valley Equipment Leasing Inc. and 0939181 BC Ltd. lease vehicles to several customers, and as at December 31, 2024, the Company had a total of 3 (March 31, 2024 - 8) vehicles on lease that were determined to be finance leases and the Company had a total of 3 (March 31, 2024 - 4) vehicles on lease that were determined to be operating leases. Between March 31, 2024 and June 30, 2024, 5 vehicles previously under finance lease and 1 vehicle previously on operating lease were repossessed, and the finance leases were de-recognized, and the vehicles were transferred to inventory.

GREENPOWER MOTOR COMPANY INC.
Notes to the Unaudited Consolidated Condensed Interim Financial Statements
for the Three and Nine Months Ended December 31, 2024 and 2023
(Expressed in US Dollars)
(Unaudited – Prepared by Management)

5. Finance Lease Receivable - Continued

As at December 31, 2023 the Company recognized an impairment of $423,267 on finance lease receivables. The impairment is related to a significant increase in credit risk associated with finance leases for five vehicles with one customer.

As at December 31, 2024, the remaining payments to be received on Finance Lease Receivables are as follows:

31-Dec-24
Year 1	$53,750
Year 2	$61,471
Year 3	$37,244
Year 4	$37,200
Year 5	$2
less: amount representing interest income	$(41,097)
Finance Lease Receivable	$148,570
Current Portion of Finance Lease Receivable	$45,893
Long Term Portion of Finance Lease Receivable	$102,677

6. Inventory

The following is a listing of inventory as at December 31, 2024 and March 31, 2024:

	December 31, 2024	March 31, 2024

Parts	$4,307,870	$3,855,668
Work in Process	13,090,133	14,341,949
Finished Goods	10,769,067	13,813,014

Total	$28,167,070	$32,010,631

The Company's finished goods inventory is primarily comprised of EV Stars, EV Star Cab and Chassis, BEAST Type D school buses, and Nano BEAST Type A school buses. During the three months ended December 31, 2024, $6,003,836 of inventory was included in cost of sales (December 31, 2023 - $5,645,273). During the nine months ended December 31, 2024, $13,257,184 of inventory was included in cost of sales (December 31, 2023 - $25,506,204). There is no inventory reserve as at December 31, 2024 or December 31, 2023.

7. Right of Use Assets and Lease Liabilities

The Company has recorded Right of Use Assets and Lease Liabilities in its consolidated interim statement of financial position for lease agreements that the Company has entered into that expire in more than one year at the inception of the leases. The right of use assets have a carrying value at December 31, 2024 of $3,385,382 (March 31, 2024 - $4,124,563). Rental payments on the Right of Use Assets are discounted at rates ranging from 8.0% and 12.0%.

GREENPOWER MOTOR COMPANY INC.
Notes to the Unaudited Consolidated Condensed Interim Financial Statements
for the Three and Nine Months Ended December 31, 2024 and 2023
(Expressed in US Dollars)
(Unaudited – Prepared by Management)

7. Right of Use Assets and Lease Liabilities (Continued)

Condensed consolidated Statement of Financial Position as lease liabilities. The value of the right of use assets is determined at lease inception and includes the capitalized lease liabilities, incorporate upfront costs incurred and incentives received, and the value is depreciated over the term of the lease. For the three months ended December 31, 2024 the Company incurred interest expense of $113,367 (2023 - $93,162) on the lease liabilities, recognized depreciation expense of $172,522 (2023 - $190,563) on the right of use assets and made total rental payments of $244,059 (2023 - $256,458). For the nine months ended December 31, 2024, the Company incurred interest expense of $283,842 (2023 - $287,250) on the lease liabilities, recognized depreciation expense of $557,169 (2023 - $592,985) on the right of use assets and made total rental payments of $766,769 (2023 - $789,796). On September 30, 2024 the Company entered into an agreement that resulted in a change in the lease payments due under one of its property leases that was accounted for as a lease modification and reduced the carrying value of each of lease liabilities and right of use assets by $167,015.

Subsequent to the end of the quarter ended December 31, 2024, GreenPower entered into a lease for a 72,056 square foot property in Riverside, CA where it intends to consolidate its California operations. The lease has a commencement date of January 1, 2025, a termination date of December 31, 2029, and monthly lease payments of $50,439 commence on May 1, 2025, with annual increases to the monthly lease rate effective January of each year between 2026 and 2029.

GreenPower entered into a contract of lease-purchase with the South Charleston Development Authority (the "lessor") for a property located in South Charleston, West Virginia during the year ended March 31, 2023. The terms of the lease required no cash up front and monthly lease payments started May 1, 2023. GreenPower is eligible for up to $1,300,000 forgiveness on the lease, calculated on a pro-rata basis for the employment of up to 200 employees by December 31, 2024. GreenPower provided employee reports to the lessor on December 31, 2024 and the lessor has not provided its response of the determination of loan forgiveness as of the date of this Report. Title to the property will be transferred to GreenPower once the sum of total lease payments  plus the amount of the forgiveness reaches $6.7 million. The lease liability recorded for this lease has not been reduced to reflect contingently forgivable amounts.

The following table summarizes changes in Right of Use Assets between March 31, 2024 and December 31, 2024:

Right of Use Assets, March 31, 2024	$4,124,563
Depreciation	(557,167)
Change from lease modification	(182,014)

Right of Use Assets, December 31, 2024	$3,385,382

GREENPOWER MOTOR COMPANY INC.
Notes to the Unaudited Consolidated Condensed Interim Financial Statements
for the Three and Nine Months Ended December 31, 2024 and 2023
(Expressed in US Dollars)
(Unaudited – Prepared by Management)

7. Right of use assets and lease liabilities (Continued)

The following table summarizes changes in Right of Use Assets between March 31, 2023 and March 31, 2024:

Right of Use Assets, March 31, 2023	$4,845,738
Depreciation	(785,306)
Transfer to deposit	(5,000)
Additions during the period	69,131

Right of Use Assets, March 31, 2024	$4,124,563

The following table shows the remaining undiscounted payments on lease liabilities, interest on lease liabilities and the carrying value of lease liabilities as at December 31, 2024.

1 year	$690,632
thereafter	$5,744,841
less amount representing interest expense	$(2,449,189)
Lease liability	$3,986,283
Current Portion of Lease Liabilities	$258,899
Long Term Portion of Lease Liabilities	$3,727,384

GREENPOWER MOTOR COMPANY INC.
Notes to the Unaudited Consolidated Condensed Interim Financial Statements
for the Three and Nine Months Ended December 31, 2024 and 2023
(Expressed in US Dollars)
(Unaudited – Prepared by Management)

8. Property and Equipment

The following is a summary of changes in Property and Equipment for the nine months ended December 31, 2024:

Property and Equipment, March 31, 2024	$2,763,525
plus: purchases	45,892
less: transferred to inventory	(290,938)
less: depreciation	(265,434)
plus: foreign exchange translation	(2,342)
Property and Equipment, June 30, 2024	$2,250,703

The following is a summary of changes in Property and Equipment for the twelve months ended March 31, 2024:

Property and Equipment, March 31, 2023	$2,604,791
plus: purchases	361,533
plus: transfers from inventory	874,278
less: depreciation	(1,073,152)
plus: foreign exchange translation	(3,925)
Property and Equipment, March 31, 2024	$2,763,525

9. Restricted deposit

The Company has pledged a $400,000 term deposit as security for an irrevocable standby letter of credit issued by a commercial bank to an insurance company that is providing the Company with a surety bond to support the Company's importation of goods to the United States. The term deposit has a term of one year, a maturity date of June 23, 2025, and earns interest at a fixed rate of 3.0%. The surety bond was issued on June 28, 2023, has a term of one year and is automatically renewable for successive one-year terms unless cancelled by the bank with 45 days' notice or cancelled by the surety bond provider. The Company expects that the restricted deposit will be held as security for the standby letter of credit for a period of greater than one year.

10. Line of Credit

The Company's primary bank account denominated in US dollars is linked to its Line of Credit such that funds deposited to the bank account reduce the outstanding balance on the Line of Credit. As at December 31, 2024 the Company's Line of Credit had a credit limit of up to $6,200,000 (March 31, 2024 - $8,000,000). The Line of Credit bears interest at the bank's US Base Rate (December 31, 2024 - 8.0%, March 31, 2024 - 8.5%) plus a margin of 2.25%. On July 25, 2024 GreenPower signed a term sheet pursuant to which the lender will reduce the credit limit on the Company's Line of Credit with reductions of $200,000 per month until the credit limit reaches $6,000,000 on January 25, 2025. In addition, the line of credit margin will increase from 2.0% to 2.25%.

GREENPOWER MOTOR COMPANY INC.
Notes to the Unaudited Consolidated Condensed Interim Financial Statements
for the Three and Nine Months Ended December 31, 2024 and 2023
(Expressed in US Dollars)
(Unaudited – Prepared by Management)

10. Line of Credit (Continued)

The Line of Credit is secured by a general floating charge on the Company's assets and the assets of one of its subsidiaries, and one of the Company's subsidiaries has provided a corporate guarantee. Two directors of the Company have provided personal guarantees for a total of $5,020,000. The Line of Credit contains customary business covenants such as maintenance of security, maintenance of corporate existence, and other covenants typical for a corporate operating line of credit, and the Line of Credit has one financial covenant, to maintain a current ratio greater than 1.2:1, for which the Company is in compliance as at December 31, 2024 and March 31, 2024. In addition, the availability of the credit limit over $5,000,000 is subject to margin requirements of a percentage of finished goods inventory and accounts receivable. As of December 31, 2024 the Company had a drawn balance of $5,846,451 (March 31, 2024 - $7,463,206) on the Line of Credit.

11. Term loan facility

During February 2024, the Company entered into a $5,000,000 revolving loan facility (the "Loan") with Export Development Canada ("EDC"). The Loan is used to finance working capital investments to deliver all-electric vehicles to customers under purchase orders approved by EDC. The Loan allows advances over a 24-month period, has a term of 36 months, and bears interest at a floating rate of US Prime + 5% per annum. The Company has granted EDC a first and second ranking security interest over property of the Company and certain subsidiaries, and the Company and certain subsidiaries have provided Guarantees to EDC. The Company and FWP Holdings LLC, a company that is beneficially owned and controlled by the CEO and Chairman of the Company, entered into a postponement and subordination agreement with the term loan facility lender under which the parties agreed that the loans from FWP Holdings LLC would be subordinate to the lender's security interests and that no payment will be made on the loans from FWP Holdings LLC before the full repayment of the term loan facility (Note 16).

The term loan facility has two financial covenants. The first covenant is reported quarterly, and is to maintain a current ratio, defined as current assets over current liabilities, of greater than 1.2 to 1.0. The Company is in compliance with this covenant as at December 31, 2024. The second covenant commences at the 2026 fiscal year end, will be reported quarterly, and is to maintain a debt service coverage ratio of 1.25 to 1.0. The debt service coverage ratio is defined as EBITDA for the trailing four quarters, divided by the sum of debt payments, capital lease payments, and interest expense, each for the trailing four quarters.

As at December 31, 2024 the balance outstanding on the term loan facility, including fees and accrued interest, was $3,818,425 (March 31, 2024 -$2,267,897).

12. Share Capital

Authorized

Unlimited number of common shares without par value

Unlimited number of preferred shares without par value

GREENPOWER MOTOR COMPANY INC.
Notes to the Unaudited Consolidated Condensed Interim Financial Statements
for the Three and Nine Months Ended December 31, 2024 and 2023
(Expressed in US Dollars)
(Unaudited – Prepared by Management)

12. Share Capital (Continued)

Issued

During October 2024, the Company issued 3,000,000 common shares in an underwritten offering of common shares (the "Share Offering") for gross proceeds of $3,000,000. The Company also issued 150,000 warrants (the "Underwriter Warrants") to the underwriter of the Share Offering to purchase up to 150,000 common shares of the company. The Underwriter Warrants have an exercise price of $1.25 per share and expire three years from the date of issuance. The Company assessed and concluded that the warrants should be recorded as equity investments. The Company incurred $483,434 in professional fees and other direct expenses in connection with the offering, which were included in the share issuance costs for the three and nine months ended December 31, 2024. The Company determined that the fair value of the warrants issued was $79,955, and after allocating $12,884 in professional fees, the net amount was booked to reserves, with the remainder booked to share capital in the Company's financial position statement.

During May 2024, the Company issued a total of 1,500,000 common shares in an underwritten Unit offering (the "Unit Offering") comprised of 1,500,000 common shares and warrants to purchase 1,575,000 common shares for gross proceeds of $2,325,750 before deducting underwriting discounts and offering expenses. The warrants have an exercise price of $1.82 per share and expire three years from the date of issuance. None of the warrants have been cancelled, forfeited or exercised as of December 31, 2024. The Company incurred $400,774 in professional fees and other direct expenses in connection with the Unit Offering, which was included in share issuance costs for the three and nine months ended December 31, 2024. The Company determined that the fair value of warrants issued in the Unit Offering was $278,250, and this amount, net of allocated professional fees of $48,040 was booked to reserves, with the remainder booked to share capital in the Company's statement of financial position.

During the year ended March 31, 2024, the Company issued a total of 274,534 common shares, including 188,819 shares issued under the At the Market Offering (the "ATM"), and 85,715 shares from the exercise of options.

At the Market Offering

In September 2022, the Company filed a prospectus supplement to its short form base shelf prospectus, pursuant to which the Company may, at its discretion and from time to time, sell common shares of the Company for aggregate gross proceeds of up to US$20,000,000. The base shelf prospectus was filed in October 2021 and was effective for a period of 25 months until November 2023. The Company filed a new base shelf prospectus in January 2024.

The sale of common shares under the prospectus supplement was made through ATM distributions on the NASDAQ stock exchange. During the year ended March 31, 2024, the Company sold 188,819 common shares under the ATM program for gross proceeds of $520,892 before transaction fees. The ATM expired in November 2023 due to the expiry of the base shelf prospectus.

The Company incurred approximately $14,904 in professional fees and other direct expenses in connection with the ATM, which was included in share issuance costs for the year ended March 31, 2024.

GREENPOWER MOTOR COMPANY INC.
Notes to the Unaudited Consolidated Condensed Interim Financial Statements
for the Three and Nine Months Ended December 31, 2024 and 2023
(Expressed in US Dollars)
(Unaudited – Prepared by Management)

13. Stock Options

The Company has two incentive stock option plans whereby it grants options to directors, officers, employees, and consultants of the Company, the 2023 Equity Incentive Plan (the "2023 Plan") which was adopted in order to grant awards to people in the United States, and the 2022 Equity Incentive Plan (the "2022 Plan").

2023 Plan

Effective February 21, 2023, GreenPower adopted the 2023 Plan which was approved by shareholders at our AGM on March 28, 2023 in order to grant stock options or non-stock option awards to people in the United States. Under the 2023 Plan GreenPower can issue stock options that are considered incentive stock options, which are stock options that qualify for certain favorable tax treatment under U.S. tax laws. Nonqualified stock options are stock options that are not incentive stock options. Non-stock option awards mean a right granted to an award recipient under the 2023 Plan, which may include the grant of stock appreciation rights, restricted awards or other equity-based awards.

2022 Plan

Effective April 19, 2022 GreenPower adopted the 2022 Equity Incentive Plan (the "2022 Plan"), which was further ratified and re-approved by shareholders at our AGM on March 27, 2024, and which replaced the 2019 Plan. Under the 2022 Plan the Company can grant equity-based incentive awards in the form of stock options ("Options"), restricted share units ("RSUs"), performance share units ("PSUs") and deferred share units ("DSUs"). RSU's, DSU's and PSU's are collectively referred to as "Performance Based Awards". The 2022 Plan is a Rolling Plan for Options and a fixed-plan for Performance-Based Awards such that the aggregate number of Shares that: (i) may be issued upon the exercise or settlement of Options granted under the 2022 Plan (and all of the Company's other Security-Based Compensation Arrangements), shall not exceed 10% of the Company's issued and outstanding Shares from time to time, and (ii) may be issued in respect of Performance-Based Awards granted under the 2022 Plan (and all of the Company's other Security-Based Compensation Arrangements) shall not exceed 2,499,116. No performance-based awards have been issued as at December 31, 2024 or December 31, 2023. The 2022 Plan is considered an "evergreen" plan, since Options which have been exercised, cancelled, terminated, surrendered, forfeited or expired without being exercised shall be available for subsequent grants under the 2022 Plan and the number of awards available to grant increases as the number of issued and outstanding Shares increases.

Stock Option Plans from Prior Periods

On May 14, 2019, the Company replaced the 2016 Plan with a Rolling Stock Option Plan (the "2019 Plan"). Under the terms of the 2019 Plan, the aggregate number of Options that can be granted under the 2019 Plan cannot exceed ten (10%) of the total number of issued and outstanding Shares, calculated on a non-diluted basis. The exercise price of options granted under the 2019 Plan may not be less than the minimum prevailing price permitted by the TSXV policies with a maximum term of 10 years. On March 9, 2016, the shareholders approved the previous stock option plan which initially allowed for the issuance of up to 1,491,541 shares and

GREENPOWER MOTOR COMPANY INC.
Notes to the Unaudited Consolidated Condensed Interim Financial Statements
for the Three and Nine Months Ended December 31, 2024 and 2023
(Expressed in US Dollars)
(Unaudited – Prepared by Management)

13. Stock Options (Continued)

which was subsequently further increased to allow up to 2,129,999 shares to be issued under the plan (the "2016 Plan").

The Company had the following incentive stock options granted under the 2022 Plan, the 2019 Plan, and 2016 Plan that are issued and outstanding as at December 31, 2024:

		Exercise	Balance			Forfeited	Balance
Expiry Date		Price	March 31, 2024	Granted	Exercised	or Expired	December 31, 2024
January 30, 2025	CDN	$2.59	238,212	-	-	(5,357)	232,855
February 11, 2025	CDN	$8.32	50,000	-	-	-	50,000
July 3, 2025	CDN	$4.90	14,999	-	-	(8,571)	6,428
November 19, 2025	US	$20.00	300,000	-	-	-	300,000
December 4, 2025	US	$20.00	20,000	-	-	-	20,000
May 18, 2026	CDN	$19.62	63,700	-	-	(31,250)	32,450
December 10, 2026	CDN	$16.45	523,250	-	-	(53,250)	470,000
July 4, 2027	CDN	$4.25	15,000	-	-	(15,000)	-
November 2, 2027	US	$2.46	10,000	-	-	(2,500)	7,500
February 14, 2028	CDN	$3.80	632,500	-	-	(60,000)	572,500
March 27, 2029	CDN	$2.72	605,000	-	-	(76,250)	528,750
June 28, 2029	CDN	$1.40	-	20,000	-	-	20,000
Total outstanding			2,472,661	20,000	-	(252,178)	2,240,483
Total exercisable			1,711,798				1,969,233
Weighted Average
Exercise Price (CDN$)			$9.62	$1.40	$-	$8.14	$9.95
Weighted Average Remaining Life			3.2 years				2.7 years

As at December 31, 2024, there were 708,633 stock options available for issuance under the 2023 Plan and 2022 Plan, and 2,499,116 performance based awards available for issuance under the 2023 Plan and the 2022 Plan. During the three months ended December 31, 2024 97,250 stock options exercisable at a weighted average share price of CDN$4.72 were forfeited

GREENPOWER MOTOR COMPANY INC.
Notes to the Unaudited Consolidated Condensed Interim Financial Statements
for the Three and Nine Months Ended December 31, 2024 and 2023
(Expressed in US Dollars)
(Unaudited – Prepared by Management)

13. Stock options (Continued)

During the nine months ended December 31, 2024 the Company incurred share-based compensation expense with a measured fair value of $833,575 (December 31, 2023 - $1,377,885). The fair value of the options granted and vested were recorded as share-based payments on the Consolidated Condensed Interim Statements of Operations and Comprehensive Profit and Loss.

Subsequent to the end of the quarter, between January 1, 2025 and February 11, 2025, 300,355 stock options exercisable at a weighted average exercise price of CAD$3.55 per share were forfeited.

14. Deferred Revenue

The Company recorded deferred revenue of $10,843,507 for deposits received from customers for the sale of all-electric vehicles and parts which were not delivered as at December 31, 2024 (March 31, 2024 - $9,942,385).

	Three months ended,	Twelve months ended,
	December 31, 2024	March 31, 2024
Deferred Revenue, beginning of period	$10,415,531	$9,998,609
Additions to deferred revenue during the period	667,022	4,361,857
Deposits returned	(19,534)	(234,415)
Revenue recognized from deferred revenue during the period	(219,512)	(4,183,666)
Deferred Revenue, end of period	$10,843,507	$9,942,385

Current portion	$3,984,687	$7,066,145
Long term portion	6,858,820	2,876,240
	$10,843,507	$9,942,385

15. Financial Instruments

The Company's financial instruments consist of cash, accounts receivable, promissory note receivable, finance lease receivables, restricted deposit, line of credit, loans payable to related parties, term loan, accounts payable and accrued liabilities, other liabilities and lease liabilities.

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

Level 1: Unadjusted quoted prices in active markets for identical assets and liabilities;

Level 2: Inputs other than quoted prices that are observable for the asset or liabilities either directly or indirectly; and

Level 3: Inputs that are not based on observable market data

The fair value of the Company's financial instruments approximates their carrying value, unless otherwise noted.

GREENPOWER MOTOR COMPANY INC.
Notes to the Unaudited Consolidated Condensed Interim Financial Statements
for the Three and Nine Months Ended December 31, 2024 and 2023
(Expressed in US Dollars)
(Unaudited – Prepared by Management)

15. Financial Instruments (Continued)

The Company has exposure to the following financial instrument-related risks.

Credit risk

The Company's exposure to credit risk is on its cash, accounts receivable, finance lease receivable and restricted deposit. The maximum exposure to credit risk is their carrying amounts in the consolidated statement of Financial Position.

The Company's cash is comprised of cash bank balances. The Company's restricted deposit is an interest-bearing term deposit. Both cash and the restricted deposit are held in major financial institutions in Canada and the United States with a high credit quality and therefore the Company is exposed to minimal credit risk on these assets. The Company assesses the credit risk of its accounts receivable and finance lease receivables at each reporting period end and on an annual basis. As at December 31, 2024, five customers (March 31, 2024 - two) had accounts receivable balances that were more than 10% of the company's total accounts receivable balance, and collectively these customers represented 97% (March 31, 2024 - 30%) of the Company's accounts receivable, net of allowances balance. As at December 31, 2024, the Company recorded an allowance for doubtful accounts of $1,027,861 against its accounts receivable (March 31, 2024 - $1,319,873).

Liquidity risk

The Company tries to ensure that there is sufficient capital in order to meet short-term business requirements, after taking into account the Company's cash balances and available liquidity on the Company's operating line of credit and on the Company's revolving term loan facility. The Company's cash is invested in bank accounts at major financial institutions in Canada and the United States and is available on demand. The continuation of the Company as a going concern is dependent on future cash flows from operations including the successful sale and manufacture of electric vehicles to achieve a profitable level of operations and obtaining necessary financing to fund ongoing operations.  The Company's ability to achieve its business objectives is subject to material uncertainty which casts substantial doubt upon the Company's ability to continue as a going concern (Note 1). The Company will continue to rely on additional financings to further its operations and meet its capital requirements.

Market risks

Market risk is the risk of loss that may arise from changes in market factors such as interest rates and foreign exchange. The Company is exposed to interest rate risk with respect to its Line of Credit (Note 10) and its term loan facility (Note 11). The Company is exposed to foreign exchange risk as it conducts business in both the United States and Canada. Management monitors its foreign currency balances, but the Company does not engage in any hedging activities to reduce its foreign currency risk.

GREENPOWER MOTOR COMPANY INC.
Notes to the Unaudited Consolidated Condensed Interim Financial Statements
for the Three and Nine Months Ended December 31, 2024 and 2023
(Expressed in US Dollars)
(Unaudited – Prepared by Management)

15. Financial Instruments (Continued)

At December 31, 2024, the Company was exposed to currency risk through the following financial assets and liabilities in Canadian Dollars:

CAD
Cash	$106,163
Accounts Receivable	$0
Prepaids and deposits	$-
Finance Lease Receivable	$51,714
Accounts Payable and Accrued Liabilities	$445,884
Related Party Loan	$4,820,000

The CDN/USD exchange rate as at December 31, 2024 was $0.6950 (March 31, 2024 - $0.7380). Based on the net exposure and assuming all other variables remain constant, a 10% change in the appreciation or depreciation of the Canadian dollar relative to the US dollar would result in a change of approximately $380,000 to net income/(loss).

16. Related Party Transactions

A summary of compensation and other amounts paid to directors, officers and key management personnel is as follows:

	For the Three Months Ended
	December 31, 2024	December 31, 2023

Salaries and Benefits (1)	$137,571	$133,652
Consulting fees (2)	141,250	129,560
Non-cash Options Vested (3)	79,283	127,231
Total	$358,104	$390,443

	For the Nine Months Ended
	December 31, 2024	December 31, 2023

Salaries and Benefits (1)	$415,219	$422,609
Consulting fees (2)	$423,750	400,373
Non-cash Options Vested (3)	$576,751	833,011
Total	$1,415,720	$1,655,993

1) Salaries and benefits incurred with directors and officers are included in Salaries and administration on the Consolidated Condensed Interim Statements of Operations and Comprehensive Loss.

2) Consulting fees included in Salaries and administration on the Consolidated Condensed Interim Statements of Operations and Comprehensive Loss are paid to the Chairman and CEO for management consulting services, as well as Director's Fees paid to GreenPower's four independent directors.

GREENPOWER MOTOR COMPANY INC.
Notes to the Unaudited Consolidated Condensed Interim Financial Statements
for the Three and Nine Months Ended December 31, 2024 and 2023
(Expressed in US Dollars)
(Unaudited – Prepared by Management)

16. Related Party Transactions (Continued)

3) Amounts recognized for related party stock-based compensation are included in Share-based payments on the Consolidated Condensed Interim Statements of Operations and Comprehensive Loss.

Accounts payable and accrued liabilities at December 31, 2024 included $314,959 (March 31, 2024 - $105,676)  owed to officers, directors, and companies controlled by officers and directors, and shareholders, which is  non-interest bearing, unsecured and has no fixed terms of repayment.

As at December 31, 2024 the Company has loans totaling CAD$4,820,000 and USD$250,000 (March 31, 2024 - CAD$3,670,000 and USD $Nil) from FWP Holdings LLC, Koko Financial Inc., and 0851433 BC Ltd., companies that are beneficially owned by the CEO and Chairman of the Company. During the nine months ended December 31, 2024 the Company received loans totaling CAD$1,150,000 and USD$250,000 from Koko Financial Inc., FWP Holdings Inc. and from 0851433 BC Ltd. a company that is beneficially owned by the CEO and Chairman. The loans bear interest at 12.0% per annum plus such additional bonus interest, if any, as may be agreed to and approved by GreenPower's Board of Directors at a later date. During the nine months ended December 31, 2024, $288,368 of interest was expensed on related party loans (December 31, 2023 - $247,414). The Company has agreed to grant the lender a general security assignment on the assets of GreenPower Motor Company Inc., which will be subordinated to any security assignment of senior lenders.

Loans totaling CAD$3,670,000 from FWP Holdings LLC matured on March 31, 2023, however the CAD $3,670,000 principal balance remains outstanding as at December 31, 2024. The Company and FWP Holdings LLC entered into a postponement and subordination agreement with the term loan facility lender under which the parties agreed that the loans from FWP Holdings LLC would be subordinate to the lender's security interests and that no payment will be made on the loans from FWP Holdings LLC before the full repayment of the term loan facility (Note 11). As a result, loans from related parties are considered non-current liabilities, and this change is considered a substantial modification pursuant to IFRS 9, which resulted in the recognition of a non-cash gain of $306,288 during the year ended March 31, 2024. During the quarter ended December 31, 2024 the Company received loans from related parties of $1,080,185 that are classified as short-term liabilities. A director of the Company, David Richardson, and the Company's CEO and Chairman Fraser Atkinson, have each provided personal guarantees of $2,510,000, or $5,020,000 in total to support the Company's operating line of credit (Note 10).

Subsequent to the end of the quarter, on February 5, 2025, the Company received loans of $150,000 from Koko Financial Services Inc. ("Koko"), and CAD$50,0000 from FWP Acquisition Corp. ("FWP Acquisition"). Both Koko, a shareholder of the Company, and FWP Acquisition, are companies that are beneficially owned by the CEO and Chairman of GreenPower. In addition, on February 5, 2025, the Company received a loan of $100,000 from Brendan Riley, an executive officer and director of the Company. The terms of the loans have not been determined as of the date of this report.

GREENPOWER MOTOR COMPANY INC.
Notes to the Unaudited Consolidated Condensed Interim Financial Statements
for the Three and Nine Months Ended December 31, 2024 and 2023
(Expressed in US Dollars)
(Unaudited – Prepared by Management)

17. Segmented information and supplemental cash flow disclosure

The Company operates in one reportable operating segment, being the manufacture and distribution of all-electric medium and heavy-duty vehicles serving the cargo and delivery market, shuttle and transit space and school bus sector.

The Company's revenues allocated by geography for the three months ended December 31, 2024 and 2023 are as follows:

	For the Three Months Ended
	December 31, 2024	December 31, 2023
United States of America	$7,217,959	$6,914,740
Canada	938	1,243,191

Total	$7,218,897	$8,157,931

The Company's revenues allocated by geography for the nine months ended December 31, 2024 and 2023 are as follows:

	For the Nine Months Ended
	December 31, 2024	December 31, 2023
United States of America	$14,835,703	$31,998,403
Canada	$727,442	$2,180,546

Total	$15,563,145	$34,178,949

As at December 31, 2024 and March 31, 2024, over 90% of the Company's property and equipment are located in the United States.

The Company's cash payments of interest and taxes during the nine months ended December 31, 2024 and 2023 are as follows:

	For the Nine Months Ended
	December 31, 2024	December 31, 2023
Interest paid	$950,274	$516,646
Taxes paid	$-	$-

18. Warranty Liability

The Company generally provides its customers with a base warranty on its vehicles including those covering brake systems, lower-level components, fleet defect provisions and battery-related components. The majority of warranties cover periods of five years, with some variation depending on the contract. Management estimates the related provision for future warranty claims based on historical warranty claim information as well as recent trends that might suggest past cost information may differ from future claims. This assessment relies on estimates and assumptions about expenditures on future warranty claims.

GREENPOWER MOTOR COMPANY INC.
Notes to the Unaudited Consolidated Condensed Interim Financial Statements
for the Three and Nine Months Ended December 31, 2024 and 2023
(Expressed in US Dollars)
(Unaudited – Prepared by Management)

18. Warranty Liability (Continued)

Actual warranty disbursements are inherently uncertain, and differences may impact cash expenditures on these claims. It is expected that the Company will incur approximately $774,378 in warranty costs within the next twelve months, with disbursements for the remaining warranty liability incurred after this date. An accrual for expected future warranty expenditures is recognized in the period when the revenue is recognized from the associated vehicle sale and is expensed in Product Development Costs in the Company's Sales, general and administrative costs.

The following table summarizes changes in the warranty liability over the nine months ended December 31, 2024 and the year ended March 31, 2024:

	Nine months ended	Year ended
	December 31, 2024	March 31, 2024

Opening balance	$2,499,890	$2,077,750
Warranty additions	584,192	1,343,838
Warranty disbursements	(546,830)	(774,174)
Warranty expiry	-	(147,108)
Foreign exchange translation	(330)	(416)
Total	$2,536,922	$2,499,890

Current portion	$774,378	$750,806
Long term portion	1,762,544	1,749,084
Total	$2,536,922	$2,499,890

19. Contingent Liability

On July 7, 2022 GreenPower entered into an asset purchase agreement with Lion Truck Body Inc., a truck body manufacturer located in Torrance, CA, under which Greenpower purchased all of the assets of the business through its wholly owned subsidiary, Lion Truck Body Incorporated.

The acquisition included that GreenPower would assume a term loan from the seller subject to the seller obtaining the required consents to allow for the assumption. The term loan had a principal outstanding of approximately $1.5 million as at July 7, 2022, an interest rate of 3.75%, a maturity in May 2050, and fixed monthly payments. As at December 31, 2024 and March 31, 2024, the seller has not provided the Company with any evidence that he has obtained the required consents for the Company to assume the loan and there is significant uncertainty over whether the seller will obtain these consents. In accordance with IAS 37, as at December 31, 2024 and March 31, 2024, amounts representing the term loan have been recognized as a contingent liability on the Company's Consolidated Statement of Financial Position.

GREENPOWER MOTOR COMPANY INC.
Notes to the Unaudited Consolidated Condensed Interim Financial Statements
for the Three and Nine Months Ended December 31, 2024 and 2023
(Expressed in US Dollars)
(Unaudited – Prepared by Management)

20. Litigation and Legal Matters

The Company filed a civil claim against the prior CEO and Director of the Company in the Province of British Columbia in 2019, and the prior CEO and Director of the Company has filed a response with a counterclaim for wrongful dismissal in the Province of British Columbia. The prior CEO and Director of the Company also filed a similar claim in the state of California in regards to this matter, and this claim has been stayed pending the outcome of the claim in British Columbia. There has not been a resolution on the British Columbia claim or counterclaim, or the California claim as at December 31, 2024.

In addition, a company owned and controlled by a former employee who provided services to a subsidiary company of GreenPower until August 2013 filed a claim for breach of confidence against GreenPower in July 2020, and this claim has not been resolved as at December 31,, 2024.

During April 2023 the Company repossessed 28 EV Stars and 10 EV Star CC's after a lease termination due to non-payment. During May 2023 this customer filed a claim in the state of California against the Company and a subsidiary, and this matter has not been resolved as at December 31, 2024. The Company has not booked a provision for the claims or the counterclaim as it does not believe there is a remote or estimable material financial impact as at December 31, 2024.

21. Subsequent Events

Subsequent to the end of the quarter GreenPower entered into a lease for a 72,056 square foot property in Riverside, CA where it intends to consolidate its California operations. The lease has a commencement date of January 1, 2025, a termination date of December 31, 2029, and monthly lease payments of $50,439 commencing on May 1, 2025, with annual increases to the monthly lease rate effective January of each year between 2026 and 2029 such that lease rates over the term will range from $50,439 to $56,204.

Subsequent to the end of the quarter, on February 5, 2025, the Company received loans of $150,000 from Koko Financial Services Inc. ("Koko"), and CAD$50,0000 from FWP Acquisition Corp. ("FWP Acquisition"). Both Koko, a shareholder of the Company, and FWP Acquisition, are companies that are beneficially owned by the CEO and Chairman of GreenPower. In addition, on February 5, 2025, the Company received a loan of $100,000 from Brendan Riley, an executive officer and director of the Company. The terms of the loans have not been determined as of the date of this report (Note 16).

Subsequent to the end of the quarter, between January 1, 2025 and February 11, 2025, 300,355 stock options exercisable at a weighted average exercise price of CAD$3.55 per share were forfeited (Note 13).